SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2026

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

13/F, One International Finance Centre,
1 Harbour View Street, Central,
Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Prudential plc appoints Sir Douglas Flint CBE to succeed Shriti Vadera as Chair.

Prudential plc ("Prudential") announces that Sir Douglas Flint will be appointed as a Non-Executive Director and Chair-Designate to succeed Shriti Vadera as Chair of the Board following the Company's Annual General Meeting on 28 May 2026 when Shriti Vadera will retire from the Board after six years of service.

Sir Douglas is expected, subject to regulatory approval, to join the Board in March enabling an orderly handover prior to Shriti's departure.  He will also join the Nomination & Governance and Remuneration Committees.

Sir Douglas spent over two decades at HSBC, serving as Group Finance Director from 1995 to 2010 and then as Group Chair from 2010 until 2017. Since 2018, he has chaired both Aberdeen Group plc and IP Group plc.

Senior Independent Director, Jeremy Anderson, who led the search for Shriti Vadera's successor, said, "After a full search, I'm delighted Douglas will become the next Chair of Prudential. He brings extensive experience leading global financial institutions, alongside deep experience in Asia, and is ideally positioned to lead the next stage of the Group's development, taking forward the strong foundations and momentum created during Shriti's tenure.  His background and skills will be of great value as we work to bring the best of Prudential to our investors, customers, colleagues, and the communities within which we operate.

"During Shriti's time as Chair, Prudential has fundamentally transformed from a global insurance and asset management holding company, to a business focused on serving the growing needs of markets in Asia and Africa. I am hugely grateful to her for the way she has so ably led the Board and the Company through this complex transition, creating a fast-growing diversified business with improving performance, strong corporate and performance culture and major market presence in many Asian markets. The Board, management and Company are very grateful for her leadership and vision and wish her every success for the future."

CEO, Anil Wadhwani said, "Douglas brings extremely valuable expertise to the Board and his deep knowledge of Asia is particularly important for the Company. I look forward to working with him to shape the next phase of Prudential's growth. I am personally deeply grateful for Shriti's leadership, counsel and support in the last few years."

Commenting on his nomination, Sir Douglas Flint CBE said, "Being able to help shape the next stage of Prudential's development is a great privilege and I look forward to working together with the Board, Anil, and the whole team to deliver great experience to customers, and real value to shareholders and wider stakeholders.  This is such an exciting time to be joining. The business is well placed to meet the needs of our customers and to expand the provision of protection, health and savings solutions to currently under-served markets."

Chair of the Board, Shriti Vadera said, "I am delighted Douglas will succeed me as we complete the delivery of our current transformation plan and start to consider the next phase of Prudential's growth strategy. His deep understanding of global finance, and extensive knowledge of Prudential's markets will be invaluable as we deliver for our investors, customers, communities and employees."

ENDS

Enquiries:

Media			Investors/analysts
Simon Kutner	+44 7581 023260	UK	Patrick Bowes	+852 2918 5468	HK
Sonia Tsang	+852 5580 7525	HK	William Elderkin	+44 2039 779215	UK
			Ming Hau	+44 2039 779293	UK
			Bosco Cheung	+852 2918 5499	HK
			Tianjiao Yu	+852 2918 5487	HK

About Prudential plc

Prudential provides life and health insurance and asset management in Greater China, ASEAN, India and Africa. Prudential's mission is to be the most trusted partner and protector for this generation and generations to come, by providing simple and accessible financial and health solutions. The business has dual primary listings on the Stock Exchange of Hong Kong (HKEX: 2378) and the London Stock Exchange (LSE: PRU). It also has a secondary listing on the Singapore Stock Exchange (SGX: K6S) and a listing on the New York Stock Exchange (NYSE: PUK) in the form of American Depositary Receipts. It is a constituent of the Hang Seng Composite Index and is also included for trading in the Shenzhen-Hong Kong Stock Connect programme and the Shanghai-Hong Kong Stock Connect programme.

Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

www.prudentialplc.com/

About Sir Douglas Jardine Flint

Sir Douglas will join the Board following more than four decades in the financial services industry.  He is currently Chair of Aberdeen Group Plc (since January 2019) and of IP Group plc (since November 2018).

Sir Douglas retired as Group Chair of HSBC Holdings plc in September 2017, having been appointed to that role in 2010.  For 15 years prior to that, he was HSBC's Group Finance Director, having joined from KPMG where he was a partner.

He was also previously a non-executive director at BP plc from 2005-2011, Chairman of the Institute of International Finance from June 2012 to December 2016, and a member of both the Mayor of Beijing's and the Mayor of Shanghai's International Business Leaders' Advisory Boards.

Sir Douglas received his CBE in 2006 and knighthood in 2018 recognising his services to the finance industry.

Other appointments

▪ Chair of The Royal Marsden NHS Foundation Trust and Charity

▪ International Advisory Panel of the Monetary Authority of Singapore

Sir Douglas is a member of the Institute of Chartered Accountants of Scotland.

Age:  70

Photo available on request.

Shareholding

Sir Douglas holds no interest in any shares or other securities of Prudential plc.

Length of service

Non-Executive Directors are usually appointed for an initial three-year term.  They are typically expected to serve for two three-year terms, although the Board may invite them to serve for an additional year, up to a maximum of three additional years.

Remuneration

Non-Executive Directors are not eligible to participate in annual bonus plans, long-term incentive plans or pension arrangements. Fees for the Chair and Chair-Designate roles are determined by the Remuneration Committee.

Sir Douglas's annual fee on appointment will be $1,005,000.

Regulatory disclosures

The search process was conducted by the Nomination & Governance Committee, led by the Senior Independent Director, Jeremy Anderson.

Sir Douglas is considered independent for the purposes of the UK Corporate Governance Code and under the Hong Kong Listing Rules.

Sir Douglas will at the same time join the Board of Prudential Corporation Asia Limited, a wholly owned subsidiary of Prudential.  The composition of the Board of Prudential Corporation Asia Limited mirrors that of the Prudential Board.

Shriti Vadera will step down as a Director and Chair of Prudential plc and Prudential Corporation Asia Limited at the conclusion of the AGM on 28 May 2026.

Save as disclosed above, there is no further information required to be disclosed pursuant to Listing Rule 6.4.8 (1)- (6) of the Listing Rules of the Financial Conduct Authority and Rule 13.51(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 14 January 2026

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Thomas Clarkson

Thomas Clarkson
Company Secretary